January 27, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief, Office of Consumer Products
Mail Stop 3561

Re:	Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 7, 2016
File No. 001-36087
Dear Ms. Thompson:
Pattern Energy Group Inc. (“Pattern Energy,” the “Company,” “we,” “our,” or “us”) is in receipt of a follow-up comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to us dated January 12, 2017. With respect to the Staff’s comments, please find our responses below. For ease of reference, the Staff’s comments have been reprinted below immediately prior to our response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 67
1. We note your response to prior comment one regarding the presentation of your non-GAAP measure, Adjusted EBITDA, which adjusts for “proportional share from equity accounted investments.” Please revise your disclosure in future filings to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.
Response:
We acknowledge your request and in future filings we will include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure similar to the following:

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA

•	does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, or our proportional interest in the interest expense of our unconsolidated investments or the cash requirements necessary to service interest or principal payments on the debt borne by our unconsolidated investments;

•
does not reflect our income taxes or the cash requirement to pay our taxes; or our proportional interest in income taxes of our unconsolidated investments or the cash requirements necessary to pay the taxes of our unconsolidated investments;

•
does not reflect depreciation, amortization and accretion which are non-cash charges; or our proportional interest in depreciation, amortization and accretion of our unconsolidated investments. The assets being depreciated, amortized and accreted will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	does not reflect the effect of certain mark-to-market adjustments and non-recurring items or our proportional interest in the mark-to-market adjustments at our unconsolidated investments.

•
We do not have control, nor have any legal claim to the portion of the unconsolidated investees' revenues and expenses allocable to our joint venture partners. As we do not control, but do exercise significant influence, we account for the unconsolidated investments in accordance with the equity method of accounting. Net earnings (losses) from these investments are reflected within our consolidated statements of operations in "Earnings (loss) in unconsolidated investments, net". Adjustments related to our proportionate share from unconsolidated investments include only our proportionate amounts of interest expense, income taxes, depreciation, amortization and accretion, and market-to-market adjustments included in "Earnings (loss) in unconsolidated investments, net;" and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Notes to Consolidated Financial Statements
Revenue Recognition, page F-17
2. We reviewed your response to comment two and have the following comments:
• We note that the PSAs of Spring Valley, Lost Creek, Ocotillo, El Arrayan and Post Rock qualify as leases pursuant to ASC 840-10-15-6. Please tell us the specific criteria that were met under ASC 840-10-15-6(c) that qualify such PSAs as leases. Please address each PSA on an individual basis. In doing so, please tell us and disclose your accounting policy regarding how you define “contractually fixed” pricing under ASC 840-10-15-6(c). Specifically tell us whether your policy is that fixed means there is no variability in pricing throughout the term of the arrangement or if your policy is that fixed means you and the purchaser can determine what the exact price will be for each and every unit of output sold at each point in time throughout the term of the arrangement. Please be detailed in your response.
Response:
In analyzing PSAs under ASC 840-10-15-6(c), the Company has identified two sub-criteria: (1) the output criterion and (2) the price criterion. In order to meet ASC 840-10-15-6(c) in its entirety, both of these sub-criteria must be met. In general, for the output criterion to be met, we believe that a party other than the PSA counterparty must take more than a minor amount of the output generated by the wind farm.
In evaluating whether the price criterion is met, questions often arise regarding the meaning of “contractually fixed per unit of output.” Our policy is "fixed equals fixed" which is as described above that fixed means there is no variability in pricing throughout the term of the arrangement.
The specific criteria met under ASC 840-10-15-6(c) that qualify each of the PSAs, noted in your comment above, as leases are detailed below:

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Wind Farm	PSA Counterparty	Is the Output Criterion Met?	Is the Price Criterion Met?
Spring Valley	NV Energy	Yes. NV Energy is purchasing all energy and renewable energy credits from the wind farm.	Yes. There is an annual price escalation clause, which causes variability in pricing throughout the term of the arrangement.
Ocotillo	San Diego Gas & Electric	Yes. SDG&E is purchasing all energy and renewable energy credits from the wind farm.
Yes. There is variable pricing if the wind farm delivers less than a certain threshold or if the wind farm delivers excess energy. This causes variability in pricing throughout the term of the arrangement.

El Arrayán	Minera Los Pelambres	Yes. Minera Los Pelambres is expected to take all but a minor amount of the energy.
Yes. There is an annual price escalation clause for approximately 80% of the expected production and the remaining 20% is subject to pricing at market rates. This causes variability in pricing throughout the term of the arrangement.

Post Rock	Westar Energy, Inc.	Yes. Westar Energy is purchasing all energy and renewable energy credits.	Yes. Energy delivered in excess of the contractual quantity is purchased at a different rate, which causes variability in pricing throughout the term of the arrangement.
Lost Creek	Associated Electric Cooperative, Inc.	Yes. Associated Electric Cooperative is purchasing all energy and renewable energy credits.	Yes. Pricing changes subsequent to the tenth anniversary of the date of commercial operations which causes variability in pricing throughout the term of the arrangement.
• Please expand on how you determined your South Kent, Grand, and K2 PSAs do not qualify as leases under ASC 840-10-15-6(c). Although it appears the energy is sold to several end-customers, it appears that IESO/OPA is the sole “purchaser”under the PSAs. Please also clearly explain to us the pricing of these PSAs, as there appears to be differences between the pricing described in your response and the pricing disclosed on pages 52-54.
Response:
We respectfully acknowledge that our description of the PSA and associated pricing disclosed on pages 52-54 of our Form 10-K may lead a reader to believe that the IESO (Independent Electricity System Operator) is the sole purchaser of the output from these facilities; however, we do not consider the IESO a sole purchaser of the output but rather an intermediary acting as a settlement agent. The IESO oversees the wholesale electricity market, where the price of energy is determined. It also administers the rules that govern the market and, through an arm's-length market monitoring function, ensures that it is operated fairly and efficiently. The energy we produce at the South Kent, Grand and K2 windfarms is sold into the electrical grid, overseen by the IESO, at market rates. Our PSA with the IESO provides for guaranteed pricing backed by IESO to the extent market prices fall below the guaranteed pricing.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

We do not believe we meet the criteria in ASC 840-10-15-6(c) as detailed below:

Wind Farm	PSA Counterparty	Is the Output Criterion Met?	Is the Price Criterion Met?
South Kent	IESO as a settlement agent(1)	No. Multiple market participants purchase the energy at the market with IESO working as a settlement agent.
Yes. There is variable pricing in the agreement with the IESO based on two elements: 1) the IESO guaranteed pricing is indexed to CPI; and 2) the energy is sold at market price which creates variability between the guaranteed price and market price.

Grand	IESO as a settlement agent(1)	No. Multiple market participants purchase the energy at the market with IESO working as a settlement agent.
Yes. There is variable pricing in the agreement with the IESO based on two elements: 1) the IESO guaranteed pricing is indexed to CPI; and 2) the energy is sold at market price which creates variability between the guaranteed price and market price.

K2	IESO as a settlement agent(1)	No. Multiple market participants purchase the energy at the market with IESO working as a settlement agent.
Yes. There is variable pricing in the agreement with the IESO based on two elements: 1) the IESO guaranteed pricing is indexed to CPI; and 2) the energy is sold at market price which creates variability between the guaranteed price and market price.

(1) The IESO acts as a settlement agent by overseeing and reconciling funds from the electricity market by collecting funds from buyers; transferring funds to sellers; collecting transmission tariffs; as well as settling the transmission rights market.
In future filings, to the extent disclosed, the attached financial statements of our unconsolidated investments as well as our disclosure will provide further clarity as to the nature of these contracts.
• In future filings, please provide the disclosure required by ASC 840-20-50-4, including contingent rentals included in income for each period in which an income statement is presented.
Response:
We acknowledge your comment and in future filings we will disclose income received from contingent rentals in accordance with ASC 840-20-50-4 for all periods presented.
Form 10-Q for the Quarterly Period Ended September 30, 2016
Note 6. Unconsolidated Investments, page 17
3. We reviewed your response to comment three and have the following comments:
• Please expand on any implicit or quasi-legal commitments you may have to support South Kent and Grand. For example, explain if you would, due to business relationships, credit standing or other reasons, fund the investees upon debt default or provide advances if the investees required support. Clarify if you have any prior history of funding similar entities.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Response:
Under the partnership agreements in effect for both South Kent and Grand, we cannot be compelled by our partners to make capital contributions to the partnership and we do not have any binding financial commitments to South Kent and Grand. In addition, the lenders to South Kent and Grand projects have made loans to the project partnerships that are expressly non-recourse to the owners of the special purpose entities that hold general and limited partnership interests in the partnerships. Accordingly, we have concluded that we have not made implicit or quasi-legal general commitments to our partners to provide additional funding support to South Kent and Grand.
While the factors that staff has cited might represent an incentive to provide advances if the investees required support, we would evaluate other factors as well, including the dollar amount of support required, the discounted value as of the date of the contemplated provision of support of the projected future cash flows to be distributed by the investee to us, the willingness of our partner or partners to also provide support, and the impact to us and our reputation of having a project go into default under its non-recourse financing.
Although we do not have implicit or quasi-legal general commitments to our partners, we have in the past provided additional support to South Kent and Grand following the close of financing for the projects. While we have on limited occasions done so, our willingness to provide such support is highly dependent on  the specific facts and circumstances. Currently, we do not anticipate providing any financial support to South Kent or Grand.
• We note that you continue to receive distributions from South Kent and Grand. Please explain how distributions payable to you are determined and/or defined and if you expect to receive distributions throughout the term of the PSA.
Response:
In general, distributions result from excess cash flows from the project entities representing revenues received from the sale of electricity, as reduced by operating expenses, interest and principal payments on project level debt provided that specified distribution requirements are met under the project loan agreement. Project financing arrangements typically limit the periodicity of such distributions from the special purpose project entity to the same frequency as the scheduled principal and interest payments made by such project entity, which is usually on a quarterly basis although some financing arrangements instead call for monthly or semiannual payments. The principal risk of receipt of distributions would be significant under performance of the windfarm which could result in distributions not being made for some period of time. Overall, however, we expect that we will receive distributions throughout the term of the PSA.
• We note your statement that “profitability of the investees is not assured in the foreseeable future.” Please tell us how you define “foreseeable future.” Considering your operational history and experience in the industry, explain if you anticipate these projects to eventually be profitable in the long-term and clarify if the current losses are primarily attributable to start-up or other costs that may not recur. Tell us if there is typically a standard point during your PSA terms that projects flip from losses to income. It appears that revenues and interest expense, primary drivers of the investees’ profitability, may be reliably estimable based on the long-term PSAs and interest rate swaps that appear to have fixed interest rates.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Response:
The Company respectfully advises the Staff that our reference to "foreseeable future " was made in the context of being "assured" of an "imminent return to profitability" as referenced in ASC 323-10-35-21. We take imminent to mean a relatively short period of time (not to exceed one year). The Company's unconsolidated investments represent wind farms which were developed and now operate with long-term revenue and operating expense contracts. During the period of development, all costs of construction were capitalized and no significant start-up or other non-recurring costs were attributable to the wind farms. Since commencement of operations of the wind farms, there have not been any nonrecurring costs attributable to the wind farms. The primary driver for the losses, which have been experienced over several quarters, relate to the wind farms' high-notional, long-dated interest rate derivatives that are subject to unpredictable valuation changes due to changes in market expectations about future interest rates. Use of interest rate derivatives is core to our windfarm financing model, and therefore, we do not consider the related losses to be a nonrecurring loss of an isolated nature that reduced our investment below zero. While the Company anticipates these projects to be profitable in the long term, there is not a typical point where we would expect to flip from losses to profits, primarily due to the unpredictable nature of the interest rate derivative valuation impacts described above. Further, because of the high notional value of the interest rate derivatives and the unpredictability of changes in expectations about future interest rates, the impact of fluctuations in the fair value of the wind farms' interest rate derivatives can be significant. Accordingly, as of September 30, 2016 we were not assured of imminent return to profitability.
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In connection with this response, we acknowledge that:
•Pattern Energy is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•Staff comments or changes to Pattern Energy’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings with the Commission; and
•Pattern Energy may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Mike Lyon, Chief Financial Officer, at (415) 283-4063 if you or other members of the Staff have questions regarding Pattern Energy's response.

Securities and Exchange Commission
Pattern Energy Group Inc.
January 27, 2017

Very truly yours,

PATTERN ENERGY GROUP INC.

By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:	Yong Kim, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer